April 27, 2011

RE: Get cash now from your ATEL Capital Equipment Fund XI, LLC investment.

Dear Investor,

Good news!  Now you can sell your ATEL Capital Equipment Fund XI, LLC investment and regain control of your money.  Right now, MPF will pay you $2.25 per unit. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for ATEL Capital Equipment Fund XI, LLC to decide if or when you get your money back. But this offer expires on June 17, 2011, so you must act soon.

Why take advantage of this opportunity today?

•
Guarantee your cash now. ATEL Capital Equipment Fund XI, LLC’s reinvestment period extends through 2012 and its charter allows the company to continue until 2025. ATEL Capital Equipment Fund XI, LLC has never said if the company will liquidate earlier. Sell today and ensure you get your money out from this security.

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.

•
Sell without broker fees or commissions. Most secondary market unit sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.  We pay any Company transfer fees.

•
Eliminate the long and uncertain waiting period. Private and non-traded securities like ATEL Capital Equipment Fund XI, LLC can be very difficult to sell. It can take weeks or months to find an interested buyer and ATEL Capital Equipment Fund XI, LLC may continue to operate indefinitely. But now you can sell your units and get your money.

•
Remove retirement account fees. Many IRAs charge additional fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts or transfer the funds to an account that charges lower fees.

•	Cut the time and expense of IRS documents. If you sell your Units now, this could be the last year you will have to file those complicated and expensive K-1s with your tax returns.

If you act today, you can get your cash now and may drastically reduce your end-of-year, tax-related expenses and headaches. We will mail your check within three business days after ATEL Capital Equipment Fund XI, LLC confirms the transfer.

MPF has been in the business of buying private investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Units to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,
[Missing Graphic Reference]
Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this offer expires June 17, 2011. So don’t delay. Fill out and mail in the ATEL Capital Equipment Fund XI, LLC Assignment Form today so we can rush you a check.